Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES FOURTH QUARTER RESULTS

Tuesday, June 26th, 2007, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three months and year ended April 30, 2007.

Financial Highlights (in millions of Canadian dollars, except per share amounts)

	Three Months Ended		Year Ended
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
Revenue	$312.2	$248.2	$1,149.1	$997.1
Operating income	28.4	23.7	115.1	109.1
Net earnings from continuing operations	11.7	10.3	41.0	89.7
Net earnings from discontinued operations	1.8	0.5	2.2	1.0
Extraordinary item	-	-	0.8	-
Net earnings	13.5	10.8	44.0	90.7

Per share information (diluted)
Weighted average number of shares	46.1	46.3	46.1	46.2
Net earnings from continuing operations	$0.26	$0.22	$0.90	$1.95
Net earnings from discontinued operations	0.04	0.01	0.05	0.02
Extraordinary item	-	-	0.02	-
Net earnings	0.30	0.23	0.97	1.97

For the three months and year ended April 30, 2007 the Company recorded the highest quarterly and annual revenue in its history due to continued fleet growth and business expansion.  During fiscal 2007, the Company added 40 aircraft to its fleet.

During the fourth quarter, revenue increased $46.7 million (19%) to $312.2 million, excluding the impact of foreign exchange (“FX”), compared to the same period last year.  FX had a positive impact on revenue in the fourth quarter of $17.2 million.

Revenue increased in all operating segments for the three months ended April 30, 2007, but most significantly in the Global Operations and Heli-One segments.  Global Operations’ revenue and segment EBITDAR increased $25.7 million (29%) and $10.4 million (43%), respectively, from the same period last year (excluding FX).  Flying hours in Global Operations increased by 4,476 hours (25%) over the same period last year.  During the fourth quarter, external revenue and segment EBITDAR in Heli-One increased $14.0 million (38%) and $13.9 million (23%), respectively, from the same period last year (excluding FX).

European Operations revenue increased $6.9 million (6%), compared to the same period last year (excluding FX); however, segment EBITDAR decreased by $4.5 million (17%) (excluding FX) as the  European Operations’ segment continued to invest in training on new aircraft types and is recovering from the aircraft availability issues experienced in the year.

Operating income increased $1.8 million (7%) excluding FX, in the fourth quarter, compared to the same period last year.

Net earnings from continuing operations for the fourth quarter were $11.7 million ($0.26 per share, diluted), an increase of $1.4 million ($0.04 per share, diluted) from the same period last year.

The results of Survival-One continued to be classified as discontinued operations at April 30, 2007.  Refer to Note 2 of the unaudited consolidated financial statements attached herein.  Net earnings from discontinued operations for the fourth quarter were $1.8 million ($0.04 per share, diluted), compared to a net earnings of $0.5 million ($0.01 per share, diluted) in the same period last year.

Net earnings for the three months ended April 30, 2007 were $13.5 million ($0.30 per share, diluted), an increase of $2.7 million ($0.07 per share diluted) from the same period last year.  The following table presents the impact on net income and diluted earnings per share of certain items that affect the comparability of the Company’s net earnings from the applicable prior periods (all amounts are after-tax and in millions, except per share amounts):

	Three Months Ended April 30,				Year Ended April 30,
	2007		2006		2007		2006
	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact
Operational Issues:
Aircraft introduction costs	$(3.6)	$(0.08)	$(1.4)	$(0.03)	$(13.2)	$(0.29)	$(6.3)	$(0.14)
Estimated net
power-by-the-hour ("PBH") refund	2.9	0.06	-	-	2.9	0.06	-	-
Impact of aircraft
availability issues	(2.1)	(0.05)	(1.0)	(0.02)	(9.5)	(0.21)	(1.7)	(0.04)
Costs related to pilot
work-to-rule job action in Denmark	(0.7)	(0.02)	-	-	(0.7)	(0.02)	-	-
Net trade receivables provision
decrease	0.9	0.02	-	-	11.2	0.24	-	-
SOX Section 404 project costs	(2.4)	(0.05)	(0.3)	(0.01)	(6.4)	(0.14)	(0.6)	(0.01)
	(5.0)	(0.12)	(2.7)	(0.06)	(15.7)	(0.36)	(8.6)	(0.19)
Financing, Investing and
Related Issues:
Gain on sale of long-term investments
and equity earnings	-	-	-	-	-	-	37.4	0.81
Financing charges
(FX and other)	(1.2)	(0.03)	(0.7)	(0.02)	(6.3)	(0.14)	(6.8)	(0.15)
	(1.2)	(0.03)	(0.7)	(0.02)	(6.3)	(0.14)	30.6	0.66
Other:
Contract settlement costs	-	-	-	-	(1.3)	(0.02)	-	-
Restructuring (costs)
recovery	0.2	-	(2.5)	(0.05)	1.6	0.04	(11.3)	(0.25)
	0.2	-	(2.5)	(0.05)	0.3	0.02	(11.3)	(0.25)
Total	$(6.0)	$(0.15)	$(5.9)	$(0.13)	$(21.7)	$(0.48)	$10.7	$0.22

Capital and liquidity:

•	The Company used $40.6 million in cash for operations and invested $51.5 million in property and equipment, including the purchase of seven aircraft, during the three months ended April 30, 2007.

•
The Company has 71 aircraft (34 heavy and 37 medium aircraft) on order, expected to be delivered over the next five years.  The Company also has options to purchase up to twelve additional heavy and medium aircraft over the next five years.

•	The Company has unused capacity under its credit facilities of $38.3 million and cash and cash equivalents of $89.5 million for a total of $127.8 million at April 30, 2007.

Subsequent to the fourth quarter, the Company announced the completion of the sale of Survival-One, the Company’s Aberdeen-based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment, for gross proceeds of approximately $37 million.  A gain on sale of approximately $18 million will be recorded in the first quarter of fiscal 2008, subject to any post-closing adjustments.

Investor Conference Call

The Company’s fourth quarter conference call and webcast will take place Wednesday, June 27th, 2007 at 10:30 a.m. EDT.  To listen to the conference call, dial 416-644-3418 for local and overseas calls, or toll-free 1-800-733-7560 for calls from within North America.  To hear a replay of the conference call, dial 416-640-1917 or toll-free 1-877-289-8525 and enter passcode “21236511#”.

The financial results and conference call webcast will be available at www.chc.ca.  The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Senior Vice President and Chief Financial Officer 604-279-2471 or 778-999-0314
Annette Cusworth Vice President, Financial Services 604-279-2484 or 778-999-1476
If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information.  While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information.  Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein.  Such factors include, but are not limited to, the following:  exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions.  These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Significant Events

Investing for the Future

As the Company looks to the future, it recognizes that the key to success is to continue to expand and renew its fleet.  The Company is adding aircraft at an unprecedented rate in response to intense customer demand, with ten aircraft added in the fourth quarter and 30 aircraft added in the first nine months of the current year, bringing the total fleet additions in fiscal 2007 to 40 aircraft.  These additions are partially offset by the sale, disposal or return to lessors of 18 aircraft resulting in a net fleet increase of 22 aircraft.

Acquisition

On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”).  100% of the voting common shares were acquired through a jointly owned subsidiary BHH - Brazilian Helicopters Holdings S.A. (“BHH”).  BHS is one of the largest helicopter operators in the Brazilian offshore sector. This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition.  The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets[1]	17,564
Goodwill[2]	55,794
Property and equipment	1,619
Current liabilities	(4,155)
Indebtedness to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(41,177)
$855
Purchase price
Consideration	$-
Acquisition costs	855
$855

[1]	The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years.
[2]
The acquisition resulted in goodwill of $55.8 million, of which $31.1 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One.  The goodwill is not expected to be deductible for tax purposes.

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

Flying Revenue, Fleet and Repair & Overhaul

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts.  Approximately 55% (2006 - 49%) of the Company’s annual flying revenue was derived from fixed monthly charges and the remaining 45% (2006 - 51%) was generated by hourly charges.  Due to the significant fixed component in flying revenue, a change in flying hours may not result in a proportionate change in revenue.  While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.  Of the 34 aircraft in the Heli-One fleet, 19 aircraft are externally leased to third-parties, five aircraft are undergoing post-delivery modifications, two aircraft are undergoing major inspections and eight aircraft are available for sale.

Flying Hours by Quarter
	Flying Hours			Number of Aircraft
Period	Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Q1-2006	16,262	23,713	39,975	127	77	14	218
Q2-2006	17,042	25,968	43,010	128	71	27	226
Q3-2006	18,854	23,764	42,618	131	72	27	230
Q4-2006	17,701	22,026	39,727	131	72	30	233
Q1-2007	19,502	24,240	43,742	132	76	44	252
Q2-2007	20,981	23,256	44,237	128	77	43	248
Q3-2007	21,547	21,556	43,103	128	75	47	250
Q4-2007	22,177	21,956	44,133	145	76	34	255

The following table provides year-to-date information on flying revenue by segment (without adjusting for the impact of FX).

	Flying Revenue
	Fiscal Year Ended April 30,
	(in thousands of Canadian dollars)
	Global Operations		European Operations		Total		Total %
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue Mix:
Heavy	$87,831	$69,962	$378,208	$369,700	$466,039	$439,662	52%	55%
Medium	242,060	204,828	136,069	127,525	378,129	332,353	43%	41%
Light	857	2,508	-	-	857	2,508	0%	0%
Fixed-Wing	43,920	30,552	-	-	43,920	30,552	5%	4%
Total	$374,668	$307,850	$514,277	$497,225	$888,945	$805,075	100%	100%
Hourly vs. Fixed:
Hourly	$114,087	$97,131	$282,371	$311,030	$396,458	$408,161	45%	51%
Fixed	260,581	210,719	231,906	186,195	492,487	396,914	55%	49%
Total	$374,668	$307,850	$514,277	$497,225	$888,945	$805,075	100%	100%
Industry Sector:
Oil & Gas	$295,651	$235,224	$484,677	$461,504	$780,328	$696,728	88%	87%
EMS/SAR[1]	48,492	50,316	29,600	32,434	78,092	82,750	9%	10%
Other	30,525	22,310	-	3,287	30,525	25,597	3%	3%
Total	$374,668	$307,850	$514,277	$497,225	$888,945	$805,075	100%	100%

[1]	Emergency medical services (“EMS”) and search and rescue (“SAR”) services.

Aberdeen Airport Ltd. in the UK no longer reports monthly passenger traffic for all helicopter operations in Aberdeen, Scotland.  Therefore, the Company is no longer able to provide this information.

Fleet and Repair & Overhaul

The following table provides year-to-date information on Heli-One fleet and repair & overhaul activities (without adjusting for the impact of FX).

	Heli-One Activities
	Fiscal Year Ended April 30,
	(in thousands of Canadian dollars)
	Fleet		R&O		Total
	2007	2006	2007	2006	2007	2006
Revenue
External
PBH/R&O1	$-	$-	$130,878	$106,104	$130,878	$106,104
Lease	21,338	12,882	-	-	21,338	12,882
Other[2]	-	-	28,397	26,682	28,397	26,682
Total	21,338	12,882	159,275	132,786	180,613	145,668
Internal
PBH/R&O1	-	-	210,098	194,915	210,098	194,915
Lease	181,200	150,855	-	-	181,200	150,855
Other[2]	-	-	222	9,243	222	9,243
Total	181,200	150,855	210,320	204,158	391,520	355,013
Total Revenue	202,538	163,737	369,595	336,944	572,133	500,681

Direct costs[3]	(18,839)	(19,872)	(280,120)	(251,334)	(298,959)	(271,206)
Segment EBITDAR[3]	183,699	143,865	89,475	85,610	273,174	229,475
Segment EBITDAR margin	90.7%	87.9%	24.2%	25.4%	47.7%	45.8%
Aircraft lease and associated costs[3]	(87,217)	(60,685)	-	-	(87,217)	(60,685)
Segment EBITDA[3]	$96,482	$83,180	$89,475	$85,610	185,957	168,790
Segment EBITDA margin	47.6%	50.8%	24.2%	25.4%	32.5%	33.7%
Amortization					(56,474)	(44,363)
Restructuring (costs) recovery					991	(7,445)
Loss on disposal of assets					(2,769)	(685)
Operating income					$127,705	$116,297

[1]	Power-by-the-hour (“PBH”) and repair & overhaul (“R&O”).
[2]	Other consists of CHC Composites Inc., Heli-One Components B.V. and the recently sold trading surplus business.
[3]	See Note 3 to the unaudited interim financial statements enclosed.

At April 30, 2007 the Company’s fleet consisted of 144 owned aircraft and 111 aircraft under operating leases.  76 of these aircraft are deployed in European Operations with the remaining 179 deployed throughout the world.

The following table outlines the changes in the Company’s fleet during the fourth quarter of fiscal 2007:

Quarterly Fleet Change Summary
	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Lease
Fleet at January 31, 2007	84	144	3	19	250	151	99
Increases (decreases) during the period:
Lease of ATR42-500				1	1		1
Lease of Bell 412EP		1			1		1
Lease of S92	3				3		3
Purchase of AW139		2			2	2
Purchase of Bell 412EP		1			1	1
Purchase of previously leased S61N					-	2	(2)
Purchase of S76C++		2			2	2
Return of leased Bell 212		(1)			(1)		(1)
Sale leaseback of AS332L					-	(2)	2
Sale leaseback of AS365N3					-	(2)	2
Sale leaseback of Bell 412EP					-	(1)	1
Sale leaseback of S76C++					-	(5)	5
Sale of EC155B		(1)			(1)	(1)
Sale of S76A		(2)			(2)	(2)
Sale of S92[1]	(1)				(1)	(1)
Fleet at April 30, 2007	86	146	3	20	255	144	111

Fleet deployment as at April 30, 2007

Global Operations	27	97	1	20	145	93	52
European Operations	48	28	-	-	76	31	45
Heli-One	11	21	2	-	34	20	14
	86	146	3	20	255	144	111

[1]	This aircraft will be leased back in fiscal 2008.

During the fourth quarter, the Company incurred aircraft operating lease and related costs of $28.1 million compared to $17.8 million in the same period last year.  As at April 30, 2007, there were 29 more leased aircraft in the Company’s fleet compared to the same period last year.  The increase of $10.3 million in lease costs was primarily due to additional leased aircraft and an increase in the interest component of lease charges, partially offset by the amortization of deferred gains recognized on sale-leaseback transactions.  The increase in the interest component of lease charges relates to an increase in interest rates over the same period last year and the fixing of interest rates on a number of leases since the beginning of the current fiscal year.

The Company has entered into operating leases with third-party lessors in respect of 111 aircraft included in the Company’s fleet at April 30, 2007.  Ninety-six of these leases are long-term with expiry dates ranging from fiscal 2008 to 2015.

Review of Segment Revenue, EBITDAR and Operating Income

Comparative Figures for Segmented Reporting

The following table provides fourth quarter and annual external revenue, segment EBITDAR, segment EBITDA and operating income variance analysis between fiscal 2007 and 2006.  The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis (in thousands of Canadian dollars)
	Fourth Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended April 30, 2006	$ 88,812	$ 122,329	$ 37,048	$ 58	N/A	$ 248,247
Foreign exchange impact[1]	4,130	10,636	2,453	11	N/A	17,230
Revenue increase	25,720	6,883	14,005	111	N/A	46,719
Three months ended April 30, 2007	$ 118,662	$ 139,848	$ 53,506	$ 180	N/A	$ 312,196
Total revenue increase	$ 29,850	$ 17,519	$ 16,458	N/A	N/A	$ 63,949
% increase	33.6%	14.3%	44.4%	N/A	N/A	25.8%
% increase excluding FX	29.0%	5.6%	37.8%	N/A	N/A	18.8%

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006	$ 330,877	$ 520,367	$ 145,668	$ 175	N/A	$ 997,087
Foreign exchange impact[1]	(11,007)	2,468	(2,453)	13	N/A	(10,979)
Revenue increase	108,086	17,086	37,398	429	N/A	162,999
Year ended April 30, 2007	$ 427,956	$ 539,921	$ 180,613	$ 617	N/A	$ 1,149,107
Total revenue increase	$ 97,079	$ 19,554	$ 34,945	N/A	N/A	$ 152,020
% increase	29.3%	3.8%	24.0%	N/A	N/A	15.2%
% increase excluding FX	32.7%	3.3%	25.7%	N/A	N/A	16.3%

Segment EBITDAR[2] Variance Analysis (in thousands of Canadian dollars)
	Fourth Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended April 30, 2006	$ 24,189	$ 25,636	$ 60,966	$ (9,751)	$ (40,780)	$ 60,260
Foreign exchange impact[1]	883	727	3,991	259	-	5,860
Segment EBITDAR increase (decrease)	10,430	(4,456)	13,889	(2,017)	(7,871)	9,975
Three months ended April 30, 2007	$ 35,502	$ 21,907	$ 78,846	$ (11,509)	$ (48,651)	$ 76,095
Segment EBITDAR margin[3]
- Last year	27.2%	21.0%	47.2%	N/A	N/A	24.3%
- This year	29.9%	15.7%	49.4%	N/A	N/A	24.4%
Total Segment EBITDAR increase (decrease)	$ 11,313	$ (3,729)	$ 17,880	$ (1,758)	$ (7,871)	$ 15,835
% increase (decrease)	46.8%	(14.5%)	29.3%	(18.0%)	N/A	26.3%
% increase (decrease) excluding FX	43.1%	(17.4%)	22.8%	(20.7%)	N/A	16.6%

	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006	$ 90,922	$ 107,481	$ 229,475	$ (27,662)	$ (154,049)	$ 246,167
Foreign exchange impact[1]	(3,183)	(3,679)	1,302	1,428	-	(4,132)
Segment EBITDAR increase (decrease)	47,392	(8,460)	42,397	(15,104)	(26,808)	39,417
Year ended April 30, 2007	$ 135,131	$ 95,342	$ 273,174	$ (41,338)	$ (180,857)	$ 281,452
Segment EBITDAR margin[3]
- Last year	27.5%	20.7%	45.8%	N/A	N/A	24.7%
- This year	31.6%	17.7%	47.7%	N/A	N/A	24.5%
Total Segment EBITDAR increase (decrease)	$ 44,209	$ (12,139)	$ 43,699	$ (13,676)	$ (26,808)	$ 35,285
% increase (decrease)	48.6%	(11.3%)	19.0%	(49.4%)	N/A	14.3%
% increase (decrease) excluding FX	52.1%	(7.9%)	18.5%	(54.6%)	N/A	16.0%

Segment EBITDA[2] Variance Analysis (in thousands of Canadian dollars)
	Fourth Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended April 30, 2006	$ 1,409	$ 5,889	$ 44,868	$ (9,751)	$ -	$ 42,415
Foreign exchange impact[1]	1,192	(373)	3,720	259	-	4,798
Segment EBITDA increase (decrease)	3,327	(6,098)	5,603	(2,017)	-	815
Three months ended April 30, 2007	$ 5,928	$ (582)	$ 54,191	$ (11,509)	$ -	$ 48,028
Total Segment EBITDA increase (decrease)	$ 4,519	$ (6,471)	$ 9,323	$ (1,758)	$ -	$ 5,613
% increase (decrease)	320.7%	(109.9%)	20.8%	(18.0%)	N/A	13.2%
% increase (decrease) excluding FX	236.1%	(103.5%)	12.5%	(20.7%)	N/A	1.9%
	Fiscal Year
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006	$ 7,706	$ 31,857	$ 168,790	$ (27,662)	$ -	$ 180,691
Foreign exchange impact[1]	(1,366)	(3,792)	4,266	1,416	-	524
Segment EBITDA increase (decrease)	27,811	(25,830)	12,901	(15,092)	-	(210)
Year ended April 30, 2007	$ 34,151	$ 2,235	$ 185,957	$ (41,338)	$ -	$ 181,005
Total Segment EBITDA increase (decrease)	$ 26,445	$ (29,622)	$ 17,167	$ (13,676)	$ -	$ 314
% increase (decrease)	343.2%	(93.0%)	10.2%	(49.4%)	N/A	0.2%
% increase (decrease) excluding FX	360.9%	(81.1%)	7.6%	(54.6%)	N/A	(0.1%)

Segment Operating Income Variance Analysis (in thousands of Canadian dollars)
	Fourth Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended April 30, 2006	$ 461	$ 4,517	$ 29,790	$ (11,058)	$ -	$ 23,710
Foreign exchange impact[1]	1,207	(414)	1,897	248	-	2,938
Operating income increase (decrease)	2,614	(5,218)	5,370	(1,000)	-	1,766
Three months ended April 30, 2007	$ 4,282	$ (1,115)	$ 37,057	$ (11,810)	$ -	$ 28,414
Total operating income increase (decrease)	$ 3,821	$ (5,632)	$ 7,267	$ (752)	$ -	$ 4,704
% increase (decrease)	828.9%	(124.7%)	24.4%	(6.8%)	N/A	19.8%
% increase (decrease) excluding FX	567.0%	(115.5%)	18.0%	(9.0%)	N/A	7.4%
	Fiscal Year
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Year ended April 30, 2006	$ 2,913	$ 24,721	$ 116,297	$ (34,865)	$ -	$ 109,066
Foreign exchange impact[1]	(1,133)	(3,736)	3,196	1,391	-	(282)
Operating income increase (decrease)	28,271	(22,275)	8,212	(7,936)	-	6,272
Year ended April 30, 2007	$ 30,051	$ (1,290)	$ 127,705	$ (41,410)	$ -	$ 115,056
Total operating income increase (decrease)	$ 27,138	$ (26,011)	$ 11,408	$ (6,545)	$ -	$ 5,990
% increase (decrease)	931.6%	(105.2%)	9.8%	(18.8%)	N/A	5.5%
% increase (decrease) excluding FX	970.5%	(90.1%)	7.1%	(22.8%)	N/A	5.8%

[1]	Includes both translation and transaction FX impact.
[2]	See Note 3 to the unaudited interim financial statements enclosed.
[3]	Segment EBITDAR as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.

	Year End Foreign Exchange Rates
	April 30, 2007	April 30, 2006
USD – CAD	1.1067	1.1203
NOK – CAD	0.1861	0.1817
GBP – CAD	2.2133	2.0410
EUR – CAD	1.5116	1.4143

	Year-to-Date Average Foreign Exchange Rates
	April 30, 2007	April 30, 2006
USD – CAD	1.1377	1.1861
NOK – CAD	0.1815	0.1813
GBP – CAD	2.1747	2.1067
EUR – CAD	1.4711	1.4384

Global Operations

Revenue from the Global Operations segment for the three months ended April 30, 2007 was $118.7 million, an increase of $29.8 million from the same period last year.  This increase was attributable to revenue growth of $25.7 million and a favourable FX impact of $4.1 million.  The revenue growth was primarily due to increased flying revenue of $24.0 million (excluding FX) from new and expanded contracts in Australia, South America, Africa and Southeast Asia, as well as increased fixed-wing activity in Nigeria, the acquisition of BHS during the fourth quarter and rate increases on a number of existing contracts.  Flying hours in the Global Operations segment have increased by 4,476 hours (25%) in the fourth quarter compared to the same period last year.

Segment EBITDAR for the three months ended April 30, 2007 was $35.5 million, an increase of $11.3 million over the same period last year.  This increase was due to an increase in segment EBITDAR of $10.4 million and a favourable FX impact of $0.9 million.  Global Operations’ segment EBITDAR increased 43%, excluding FX, compared to the same period last year.  This increase is due to an increase in revenue and segment EBITDAR margins.  Segment EBITDAR margins have increased primarily due to rate increases on a number of contracts as a result of the introduction of new aircraft.  In addition, there was a net decrease of $1.3 million in provisions on trade receivables that have been collected.

Global Operations has added 26 aircraft to its fleet since the fourth quarter of last year, which is partially offset by aircraft returned to Heli-One for re-deployment and the sale of light aircraft during the second quarter of the current year.  The majority of aircraft additions occurred during the fourth quarter of the current year, with Global Operations adding 17 aircraft to its fleet during this period.  Of the 17 aircraft added to the Global Operations fleet, seven of these are BHS aircraft, which were previously externally leased to BHS by Heli-One.  During the fourth quarter, Global Operations expensed $0.9 million in aircraft introduction costs.  This is significantly lower than the aircraft introduction costs incurred by European Operations.  The cost of introducing aircraft is not as significant for Global Operations as it is for European Operations for numerous reasons including the fact that most of these new aircraft are Sikorsky S76C++ aircraft, which are an advancement from previous S76 models but do not represent completely new aircraft types like the Sikorsky S92 and AgustaWestland AW139.  New aircraft types require significant introduction costs primarily relating to the training of personnel and  availability issues related to unplanned maintenance and modification requirements.  Global Operations experienced less aircraft down-time due to training as new crews were hired specifically to operate these new aircraft.  Global Operations’ contracts typically result in the lower utilization of aircraft, reducing the frequency of maintenance requirements.  Global Operations’ aircraft flew an average of 153 hours per aircraft during the fourth quarter, while European Operations flew an average of 289 hours per aircraft in the same period.  As such, Global Operations has been able to introduce numerous aircraft during the year without a significant financial impact.

Operating income for the three months ended April 30, 2007 was $4.3 million, an increase of $3.8 million from the same period last year, consisting of an increase in operating income of $2.6 million and a favourable FX impact of $1.2 million.  The increase in operating income is primarily due to an increase in segment EBITDAR, partially offset by an increase in lease costs of $6.8 million due to the incremental and higher value of aircraft used by Global Operations on new and renewed contracts.

At April 30, 2007 there were 145 aircraft operating in this segment, consisting of 27 heavy, 97 medium, one light and 20 fixed-wing aircraft.

European Operations

Revenue from the Company’s European Operations segment for the three months ended April 30, 2007 was $139.8 million, an increase of $17.5 million from the same period last year.  This change was attributable to an increase in revenue of $6.9 million and a favourable FX impact of $10.6 million.  Revenue increased compared to the same period last year due to new contracts with Marathon, Nexen, Total E&P Nederland BV, Wintershall Noordszee BV, PetroCanada Netherlands BV and Tullow Oil, as well as increased activity on the bp contract in the Southern North Sea and ad hoc work in Norway.  In addition, rate increases on new aircraft types have resulted in increased revenue.  These increases are partially offset by a decrease in flying hours in the fourth quarter compared to the same period last year, as a result of the loss of the ConocoPhillips contract.  The loss of the ConocoPhillips contract resulted in reduced revenue but did not result in a corresponding reduction in costs as crews were retained to train and fly on new contracts commencing in future periods.  Flying hours are expected to increase as contracts commence with the United Kingdom Maritime and Coastguard Agency, Statoil and other customers in the first half of fiscal 2008.

Segment EBITDAR for the three months ended April 30, 2007 was $21.9 million, a decrease of $3.7 million from the same period last year.  This decrease was primarily attributable to a decrease in segment EBITDAR of $4.4 million, partially offset by a favourable FX impact of $0.7 million.  The decrease in segment EBITDAR results from continued aircraft introduction costs during the fourth quarter and the impact of serviceability issues on certain new aircraft types.  This decrease is partially offset by segment EBITDAR earned on increased revenue.

European Operations has added seven aircraft to its fleet since the same period in the prior year, which is partially offset by aircraft returned to Heli-One for redeployment.  Most of the aircraft added to the fleet are new aircraft types including the AgustaWestland AW139 and Sikorsky S92.  The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $2.7 million expensed during the fourth quarter primarily relating to the training of personnel for upcoming contracts.  This included training costs to prepare for the Statoil contract in Norway, which will generate revenue in the first quarter of fiscal 2008.  The cost of introducing aircraft has been significant for European Operations as a result of the new technology aircraft types introduced and the requirement to type-convert and align existing crews on these aircraft.

European Operations has also experienced a high amount of scheduled and unscheduled maintenance on new and older aircraft during fiscal 2007.  This maintenance resulted in customer penalties and reduced revenue as aircraft were unable to operate on contract.  The segment EBITDAR impact of aircraft availability issues for the three months ended April 30, 2007 totalled approximately $2.4 million.

Even though it is normal that new aircraft types have a lower rate of availability during the introduction period, the current performance of these new types continues to be below expectations.  The availability rate on these aircraft during the fourth quarter did improve over the third quarter and is expected to continue to improve in future periods.  The Company continues to work with manufacturers to remedy serviceability issues on new technology aircraft by increasing spare parts production and improving technical support.

For the three months ended April 30, 2007, European Operations experienced an operating loss of $1.1 million, a decrease of $5.6 million from operating income earned for the same period last year.  This decrease is primarily due to increased lease costs of $2.7 million and decreased segment EBITDAR.  Lease costs have increased due to the addition of higher value, technologically advanced aircraft in the European Operations fleet.  In addition, operating income was reduced by $1.0 million as a result of the pilot work-to-rule job action in Denmark.  The Company has been successful in reaching a collective agreement with its pilots and other employee groups subsequent to the end of the fourth quarter.

At April 30, 2007, there were 76 aircraft operating in this segment, consisting of 48 heavy and 28 medium aircraft.

Heli-One

Heli-One’s fourth quarter performance was strong, with increases in revenue, segment EBITDAR and operating income.  Revenue from external customers for the Heli-One segment for the three months ended April 30, 2007 was $53.5 million, an increase of $16.5 million from the same period last year.  This increase was due to revenue growth of $14.0 million and a favourable FX impact of $2.5 million.  Both external fleet and R&O revenues have increased compared to the same period last year.  External fleet revenue has increased due to incremental lease revenue on a larger fleet, including new leasing contracts in Mexico and the US.  This is partially offset by the acquisition of BHS as external lease and PBH revenue from BHS are considered internal revenue for Heli-One on the date of consolidation of BHS.  R&O revenue has increased due to an increase in customer flying hours, new PBH contracts in Malaysia and Mexico, part sales increases and an increase in base maintenance activities.  Base maintenance activities increased primarily as a result of the consolidation of the recently acquired Heli-Dyne Systems Inc. in the US during the third quarter of the current year as well as increases in third party base maintenance work performed in Norway and Europe.

Internal revenues have increased by $14.0 million to $106.2 million for the three months ended April 30, 2007, compared to the same period last year.  This increase is due to incremental lease revenue on an increase in the number and value of aircraft deployed by European Operations and Global Operations.  Internal R&O revenue has increased due to PBH earned on increasing flying hours.  Internal revenues are expected to continue to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

Segment EBITDAR for the three months ended April 30, 2007 was $78.8 million, an increase of $17.9 million from the same period last year.  This increase is primarily due to segment EBITDAR earned on increased external and internal revenue and a favourable FX impact of $4.0 million.  Segment EBITDAR from fleet leasing has increased due to an increase in the number and value of aircraft in the fleet over the same period last year.  Segment EBITDAR from R&O has increased primarily due to an increase in revenue, an increase in external work at improved margins and a reduction in maintenance costs primarily due to an estimated $4.0 million net refund on the planned exit from a third-party PBH maintenance program.  The development of the Boundary Bay R&O facility and expansion of in-house capabilities may result in the exit from other third-party PBH maintenance programs in the future.

The number of aircraft in the Heli-One fleet has increased by four aircraft to 34 aircraft at April 30, 2007 compared to the same period last year.  The increase is due to the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and an increase in the number of aircraft leased to third-parties.  This is partially offset by aircraft that were previously externally leased by Heli-One to BHS.  These aircraft are included in Global Operations’ fleet as at April 30, 2007.  Of the 34 aircraft in the Heli-One fleet, five aircraft are undergoing post-delivery modifications, two are undergoing major inspections, 19 aircraft are leased to third-parties including customers in Mexico and the US and eight aircraft are available for sale.

Operating income for the three months ended April 30, 2007 was $37.1 million, an increase of $7.3 million from the same period last year.  This increase was primarily due to an increase in segment EBITDAR and a favourable FX impact of $1.9 million.  These increases are partially offset by an increase in external lease charges of $9.5 million and an increase in amortization of $5.1 million.  Amortization increased over the same period last year due to an increase in spares (rotables), base maintenance capitalized costs and the increased value of aircraft in the fleet.  External lease costs for the fourth quarter were higher than the same period last year due to an increase in the percentage of leased aircraft in the fleet and an increase in the interest component of lease costs.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment.  The Company has 71 aircraft (34 heavy and 37 medium aircraft) on order, expected to be delivered over the next five years.  The Company expects that the majority of these aircraft will be used internally to support continued growth.  Significant opportunities also exist from the continued development of Heli-One’s North American R&O facilities through the establishment of the 240,000 square foot R&O facility at Boundary Bay Airport in Delta, BC, Canada expected to be completed in the fourth quarter of fiscal 2008.

Subsequent to the fourth quarter, the Company announced the completion of the sale of Survival-One, the Company’s Aberdeen-based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment, for gross proceeds of approximately $37 million.  A gain on sale of Survival-One of approximately $18 million will be recorded in the first quarter of fiscal 2008, subject to any post-closing adjustments.

Corporate and Other

Corporate and Other costs of $11.5 million in the three months ended April 30, 2007 increased $1.8 million from the same period last year.  The increase in costs related primarily to $3.3 million incurred during the fourth quarter relating to the Company's SOX Section 404 project.  In addition, there was an increase in professional fees of $2.3 million relating to external audit and other fee increases.  These cost increases were partially offset by a reduction in variable compensation costs of $1.3 million and a reduction in claims reserves for various insured risks of $2.4 million compared to the same period last year.

Income Taxes

Income tax expense on earnings from continuing operations for the three months ended April 30, 2007 was $3.8 million compared to $1.9 million for the same period last year.  The Company’s combined average effective tax rate for the year ended April 30, 2007 was 28.3%.

Cash Flows, Liquidity and Capital Resources

Cash used in operating activities for the three months ended April 30, 2007 was $40.6 million, compared to cash used of $5.2 million for the same period last year.  The cash used in operating activities of $40.6 million was largely the result of a $56.0 million change in non-cash working capital, partially offset by net earnings from continuing operations of $11.7 million and various changes in non-operating items and items not involving cash.

The change in non-cash working capital was impacted by the following:

•
An increase in trade receivables of approximately $21 million.  This increase was related to an increase in the number of days trade receivables were outstanding from 65 days at January 31, 2007 to 66 days at April 30, 2007 and an increase in activity during the fourth quarter.  Days sales in trade receivables increased primarily due to an increase in the amount due from Aero Contractors of Nigeria, where delays in payments resulted from administrative disruptions associated with the recent election process in that country.

•	An increase in non-trade receivables of $10.9 million related to the sale of an aircraft to a lessor.

•	An increase in inventory of $15.4 million (excluding FX) mainly in relation to Heli-One’s investment in new aircraft.

Cash used in investing activities was $11.4 million for the fourth quarter, compared to $7.7 million for the same period last year.  Additions to property and equipment during the quarter totalled $51.5 million, compared to $64.4 million in the same period last year.  The current quarter additions were comprised of (i) $12.2 million for the purchase of seven aircraft; (ii) $1.4 million for aircraft modifications; (iii) $13.2 million related to buildings and other equipment; and (iv) $24.7 million related to investments in spare parts (rotables) to support additional aircraft and new aircraft types.  Aircraft expenditures consisted of combined aircraft purchases of $36.4 million less the application of deposits of $24.2 million.

The Company advanced new aircraft deposits of $37.0 million (2006 - $6.3 million) during the fourth quarter on several aircraft.  The Company novated certain of its aircraft purchases to lessors during the fourth quarter and has been reimbursed $1.0 million (2006 - $nil) in deposits from aircraft manufacturers, resulting in a net payment of aircraft deposits of $36.0 million (2006 - $6.3 million).  Capital expenditures for helicopter major inspections during the third quarter totalled $4.8 million (2006 - $13.5 million).  These expenditures were financed from net proceeds totalling $96.0 million (2006 - $80.0 million), primarily from proceeds received on ten sale-leaseback transactions.

At April 30, 2007, the Company had unused capacity under its credit facilities of $38.3 million (April 30, 2006 - $147.1 million) and cash and cash equivalents of $89.5 million (April 30, 2006 - $26.3 million), for a total of $127.8 million (April 30, 2006 - $173.4 million).

At April 30, 2007, the Company has classified the outstanding balance under the senior revolving credit facility and related swingline to “Current portion of debt obligations” on the financial statements as the facility is due for renewal in December 2007.

Impact of New Accounting Standards

Financial Instruments

Overview

In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards related to financial instruments:  Section 1530 - Comprehensive Income (“Section 1530”), 3855 - Financial Instruments - Recognition & Measurement (“Section 3855”) and Section 3865 - Hedges (“Section 3865”).  These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and will be adopted by the Company on May 1, 2007.

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net income and other comprehensive income (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources.  OCI represents amounts that are recognized in comprehensive income but excluded from net income as required by primary sources of GAAP.  These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.  The Company’s financial statements will include a Consolidated Statement of Comprehensive Income and accumulated other comprehensive income will be presented as a new category of shareholders’ equity in the Consolidated Balance Sheets.

Financial Instruments - Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3855 requires that financial assets, financial liabilities and non-financial derivatives be recognized on the balance sheet at fair value on initial recognition.  Measurement in subsequent periods depends on how the financial instrument has been classified.  Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income.  Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.  Financial assets classified as “available-for-sale” are carried at fair value with unrealized losses reported in OCI and impairment losses recognized immediately in net income.

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.  Changes in the fair value of derivatives are recognized in net income, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

The Company is currently completing the process of identifying its financial instruments and derivatives.

Hedges

Section 3865 establishes new standards for hedge accounting.  Section 3865 carries forward much of the guidance from Accounting Guideline 13 - Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of hedges.  The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s).  Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each.  A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk.  In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income.  A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement of or gain or loss recognition on the hedged item.  However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income.  Any ineffective portion is recognized immediately in net income.  A hedge of a net investment in a self-sustaining foreign operation is treated in a similar manner to a cash flow hedge.

Impact of Adoption

As at May 1, 2007, the Company will recognize all of its financial assets and liabilities in its Consolidated Balance Sheet according to their classification.  Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of the financial instruments standards are not reversed and, therefore, those financial statements are not restated.  Any adjustments of previous carrying amounts are recognized as an adjustment of the balance of retained earnings or as the opening balance in a separate component of accumulated other comprehensive income.

Adjustments to opening retained earnings may include:

•	The difference between the carrying amount and the fair value of financial assets and financial liabilities on initial measurement, other than financial assets classified as available-for-sale.

•	The difference between the carrying amount and the fair value of derivatives, other than those that are designated and effective hedging items.

•	The ineffective portion of the gain or loss on a hedging item that is determined to be an effective hedge.

•	The impact of embedded derivatives outstanding as at May 1, 2007.

Adjustments to Accumulated OCI may include:

•	The difference between the carrying amount and the fair value of financial assets classified as available-for-sale.

•	The portion of the gain or loss on a hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

•	Reclassification of the unrealized Foreign Currency Translation Adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions.

The Company is currently quantifying the impact of these transition adjustments on opening retained earnings and the opening balance of accumulated other comprehensive income.

Other

In July 2006, the CICA revised Section 1506 - Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively.  Section 1506 is effective for the Company’s fiscal year beginning May 1, 2007.  Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.

 CHC Helicopter Corporation
Consolidated Balance Sheets
Unaudited
(in thousands of Canadian dollars)
Incorporated under the laws of Canada

	As at
	April 30, 2007	April 30, 2006

Assets
Current assets
Cash and cash equivalents	$89,511	$26,331
Receivables (Note 4)	277,767	246,217
Future income tax assets	32,169	26,859
Inventory	126,315	91,884
Prepaid expenses	55,121	10,619
Assets of discontinued operations (Note 2)	3,961	3,857
	584,844	405,767
Property and equipment, net	1,092,664	919,364
Investments	7,478	5,422
Intangible assets (Note 7)	17,874	640
Goodwill (Note 7)	55,276	1,224
Other assets	290,936	296,352
Future income tax assets	34,678	39,848
Assets of discontinued operations (Note 2)	18,469	17,465
	$2,102,219	$1,686,082
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$340,912	$227,646
Deferred revenue	2,057	2,608
Dividends payable	11,241	8,548
Income taxes payable	7,498	7,018
Future income tax liabilities	9,813	8,852
Current portion of debt obligations	333,728	24,948
Liabilities of discontinued operations (Note 2)	2,979	4,037
	708,228	283,657
Long-term debt	64,168	150,982
Senior subordinated notes	442,680	448,120
Other liabilities	139,791	132,431
Future income tax liabilities	193,172	176,708
Liabilities of discontinued operations (Note 2)	2,900	3,450
Shareholders’ equity	551,280	490,734
	$2,102,219	$1,686,082

See accompanying notes
Guarantees (Note 9) and Tax contingencies (Note 10)

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Year Ended
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006

Revenue	$312,196	$248,247	$1,149,107	$997,087
Direct costs	(252,088)	(196,024)	(924,714)	(788,501)
General and administration costs	(12,080)	(9,808)	(43,388)	(27,895)
Amortization	(19,130)	(13,979)	(65,303)	(55,470)
Restructuring (costs) recovery (Note 6)	291	(3,583)	2,341	(16,150)
Loss on disposal of assets	(775)	(1,143)	(2,987)	(5)
Operating income	28,414	23,710	115,056	109,066
Financing charges	(13,248)	(11,764)	(58,296)	(52,974)
Earnings from continuing operations before income taxes and undernoted items	15,166	11,946	56,760	56,092
Gain on sale of long-term investments	-	-	-	37,558
Equity earnings of associated companies
and non-controlling interest	348	274	1,053	6,564
Income tax provision	(3,803)	(1,939)	(16,826)	(10,509)
Net earnings from continuing operations	11,711	10,281	40,987	89,705
Net earnings from discontinued operations (Note 2)	1,777	469	2,167	1,005
Net earnings before extraordinary item	13,488	10,750	43,154	90,710
Extraordinary item (Note 7)	-	-	810	-
Net earnings	$13,488	$10,750	$43,964	$90,710

Earnings per share
Basic
Net earnings from continuing operations	$0.28	$0.25	$0.97	$2.14
Net earnings from discontinued operations	0.04	0.01	0.05	0.02
Extraordinary item	-	-	0.02	-
Net earnings	0.32	0.26	1.04	2.16
Diluted
Net earnings from continuing operations	$0.26	$0.22	$0.90	$1.95
Net earnings from discontinued operations	0.04	0.01	0.05	0.02
Extraordinary item	-	-	0.02	-
Net earnings	0.30	0.23	0.97	1.97

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Shareholders’ Equity Unaudited (in thousands of Canadian dollars, except per share amounts)
	Year Ended
	April 30, 2007	April 30, 2006
Retained earnings, beginning of period	$312,481	$238,854
Net earnings	43,964	90,710
Dividends	(21,912)	(17,083)
Retained earnings, end of period	334,533	312,481
Capital stock	252,505	240,152
Contributed surplus	5,042	4,363
Foreign currency translation adjustment	(40,800)	(66,262)
Total shareholders’ equity	$551,280	$490,734
Dividends declared per participating voting share	$0.50	$0.40

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Cash Flows Unaudited (in thousands of Canadian dollars)
	Three Months Ended		Year Ended
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
Operating activities
Net earnings from continuing operations	$11,711	$10,281	$40,987	$89,705
Non-operating items and items not involving cash:
Amortization	19,130	13,979	65,303	55,470
Loss (gain) on disposals of assets and long-term investments	775	1,143	2,987	(37,553)
Equity earnings of associated companies	(348)	(274)	(1,053)	(6,630)
Future income taxes	(5,050)	1,172	5,256	2,611
Defined benefit pension plans	(1,399)	(18,213)	887	(2,015)
Amortization of contract credits and deferred gains	(3,988)	(3,468)	(15,293)	(15,616)
Prepaid aircraft rental	(4,047)	(3,562)	(15,326)	(1,453)
Claims reserve	(151)	1,571	(5,141)	3,408
Deferred revenue	(1,645)	1,716	(685)	6,083
Other	465	(4,801)	2,819	(6,891)
	15,453	(456)	80,741	87,119
Change in non-cash working capital	(56,033)	(4,707)	(37,199)	(55,020)
Cash flow from operations	(40,580)	(5,163)	43,542	32,099

Financing activities
Long-term debt proceeds	121,479	130,963	386,889	595,345
Long-term debt repayments	(27,444)	(118,503)	(166,344)	(497,089)
Dividends paid	(5,329)	(4,269)	(19,211)	(14,939)
Capital stock issued	5,628	154	6,534	496
Other	(895)	(6,669)	(616)	(7,338)
	93,439	1,676	207,252	76,475
Investing activities
Property and equipment additions	(51,540)	(64,439)	(393,246)	(280,701)
Helicopter major inspections	(4,775)	(13,527)	(30,066)	(23,612)
Proceeds from disposal of assets and long-term investments	96,040	80,023	318,320	313,694
Junior loans receivable	(182)	(51)	(17,809)	481
Aircraft deposits	(35,951)	(6,255)	(46,683)	(124,990)
Restricted cash	(308)	(2,896)	6,835	(5,565)
Advances to and long-term receivables from BHS prior to acquisition	(1,075)	(529)	(19,104)	(3,892)
Cash on acquisition of BHS, net of acquisition costs	1,674	-	1,674	-
Other	(15,278)	(46)	(6,524)	432
	(11,395)	(7,720)	(186,603)	(124,153)
Effect of exchange rate changes on cash
and cash equivalents	(1,653)	(628)	(150)	(10,623)
Cash provided by (used in) continuing operations	39,811	(11,835)	64,041	(26,202)
Cash provided by (used in) discontinued operations (Note 2)	(2,084)	866	(861)	1,142
Change in cash and cash equivalents during the period	37,727	(10,969)	63,180	(25,060)
Cash and cash equivalents, beginning of period	51,784	37,300	26,331	51,391
Cash and cash equivalents, end of period	$89,511	$26,331	$89,511	$26,331

See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”).  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements.  The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2006 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as the annual financial statements of the Company.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements.  Such adjustments are of a normal and recurring nature.

Certain prior period amounts have been reclassified to conform to the current period’s presentation.  The most significant changes are as a result of the classification of Survival-One Limited (“Survival-One”) to discontinued operations as outlined in Note 2.

2.	Discontinued operations

During the three months ended April 30, 2007, the Company continued to classify Survival-One as discontinued operations as a result of the decision by management to divest of this business.  The assets and liabilities of Survival-One were measured using discounted cash flows at the lower of their carrying amount and their estimated fair value less costs to sell.  No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007.  The Company has recorded imputed interest in the results of discontinued operations.  The results of operations of Survival-One have been reported in discontinued operations for the three and twelve months ended April 30, 2007 and the prior period comparative figures have been restated.  Previously, these amounts were included in the Heli-One segment.

Subsequent to the fourth quarter ended April 30, 2007, the sale of Survival-One was completed (see Note 11, Subsequent event).  Accordingly, commencing on May 1, 2007, the operations and cash flows of Survival-One will be eliminated from the ongoing operations of the Company.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Discontinued operations (cont’d)

The following tables present the consolidated balance sheets, consolidated statements of earnings and consolidated statements of cash flows of the discontinued operations included in the consolidated financial statements:

	As at
	April 30, 2007	April 30, 2006
Assets
Receivables	$2,994	$3,109
Future income tax assets	125	-
Inventory	739	638
Prepaid expenses	103	110
	3,961	3,857
Property and equipment, net	7,289	6,720
Intangible assets	4,046	4,166
Goodwill	7,134	6,579
	22,430	21,322
Liabilities
Payables and accruals	1,734	1,948
Current portion of debt obligations	-	746
Income taxes payable	1,245	1,343
	2,979	4,037
Long-term debt	-	157
Future income tax liabilities	2,900	3,293
	5,879	7,487
Net assets of discontinued operations	$16,551	$13,835

	Three Months Ended		Year Ended
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
Revenue	$5,318	$4,571	$18,799	$17,681
Operating income	$2,198	$903	$3,508	$2,452
Net earnings from discontinued operations	$1,777	$469	$2,167	$1,005

	Three Months Ended		Year Ended
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
Operating activities	$262	$1,089	$4,237	$3,617
Financing activities	(1,194)	(1,038)	(2,535)	(907)
Investing activities	(1,026)	813	(2,686)	(1,459)
	(1,958)	864	(984)	1,251
Effect of exchange rate changes on
cash and cash equivalents	(126)	2	123	(109)
Cash provided by (used in) discontinued operations	$(2,084)	$866	$(861)	$1,142

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information

The Company operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure.  The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance.  Transactions between operating segments are at standard industry rates.

	Three Months Ended April 30, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$118,662	$139,848	$53,506	$180	$-	$312,196
Inter-segment revenues	214	1,434	106,179	391	(108,218)	-
Total revenue	118,876	141,282	159,685	571	(108,218)	312,196
Direct costs[1]	(83,374)	(119,375)	(80,839)	-	59,567	(224,021)
General and administration costs	-	-	-	(12,080)	-	(12,080)
Segment EBITDAR[2]	35,502	21,907	78,846	(11,509)	(48,651)	76,095
Aircraft lease and associated costs[1]
- Internal	(27,240)	(21,551)	140	-	48,651	-
- External	(2,334)	(938)	(24,795)	-	-	(28,067)
Segment EBITDA[3]	5,928	(582)	54,191	(11,509)	-	48,028
Amortization	(1,648)	(531)	(16,550)	(401)	-	(19,130)
Restructuring recovery	-	-	167	124		291
Gain (loss) on disposal of assets	2	(2)	(751)	(24)	-	(775)
Operating income (loss)	$4,282	$(1,115)	$37,057	$(11,810)	$-	28,414
Financing charges						(13,248)
Earnings from continuing operations before income taxes and undernoted items						15,166
Equity earnings of associated companies						348
Income tax provision						(3,803)
Net earnings from continuing operations						11,711
Net earnings from discontinued operations (Note 2)						1,777
Net earnings						$13,488

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information (cont’d)

	Three Months Ended April 30, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$88,812	$122,329	$37,048	$58	$-	$248,247
Inter-segment revenues	82	2,338	92,138	(1)	(94,557)	-
Total revenue	88,894	124,667	129,186	57	(94,557)	248,247
Direct costs[1]	(64,705)	(99,031)	(68,220)	-	53,777	(178,179)
General and administration costs	-	-	-	(9,808)	-	(9,808)
Segment EBITDAR[2]	24,189	25,636	60,966	(9,751)	(40,780)	60,260
Aircraft lease and associated costs[1]
- Internal	(20,697)	(19,311)	(772)	-	40,780	-
- External	(2,083)	(436)	(15,326)	-	-	(17,845)
Segment EBITDA[3]	1,409	5,889	44,868	(9,751)	-	42,415
Amortization	(704)	(1,545)	(11,498)	(232)	-	(13,979)
Restructuring costs	(200)	(241)	(2,263)	(879)	-	(3,583)
Gain (loss) on disposal of assets	(44)	414	(1,317)	(196)	-	(1,143)
Operating income (loss)	$461	$4,517	$29,790	$(11,058)	$-	23,710
Financing charges						(11,764)
Earnings from continuing operations before income taxes and undernoted items						11,946
Equity earnings of associated companies						274
Income tax provision						(1,939)
Net earnings from continuing operations						10,281
Net earnings from discontinued operations (Note 2)						469
Net earnings						$10,750

	Year Ended April 30, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$427,956	$539,921	$180,613	$617	$-	$1,149,107
Inter-segment revenues	1,093	6,634	391,520	1,433	(400,680)	-
Total revenue	429,049	546,555	572,133	2,050	(400,680)	1,149,107
Direct costs[1]	(293,918)	(451,213)	(298,959)	-	219,823	(824,267)
General and administration costs	-	-	-	(43,388)	-	(43,388)
Segment EBITDAR[2]	135,131	95,342	273,174	(41,338)	(180,857)	281,452
Aircraft lease and associated costs[1]
- Internal	(92,052)	(89,148)	343	-	180,857	-
- External	(8,928)	(3,959)	(87,560)	-	-	(100,447)
Segment EBITDA[3]	34,151	2,235	185,957	(41,338)	-	181,005
Amortization	(4,116)	(3,424)	(56,474)	(1,289)	-	(65,303)
Restructuring recovery	-	-	991	1,350	-	2,341
Gain (loss) on disposal of assets	16	(101)	(2,769)	(133)	-	(2,987)
Operating income (loss)	$30,051	$(1,290)	$127,705	$(41,410)	$-	115,056
Financing charges						(58,296)
Earnings from continuing operations before income taxes and undernoted items						56,760
Equity earnings of associated companies						1,053
Income tax provision						(16,826)
Net earnings from continuing operations						40,987
Net earnings from discontinued operations (Note 2)						2,167
Net earnings before extraordinary item						43,154
Extraordinary item (Note 7)						810
Net earnings						$43,964

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information (cont’d)

	Year Ended April 30, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$330,877	$520,367	$145,668	$175	$-	$997,087
Inter-segment revenues	350	12,773	355,013	58	(368,194)	-
Total revenue	331,227	533,140	500,681	233	(368,194)	997,087
Direct costs[1]	(240,305)	(425,659)	(271,206)	-	214,145	(723,025)
General and administration costs	-	-	-	(27,895)	-	(27,895)
Segment EBITDAR[2]	90,922	107,481	229,475	(27,662)	(154,049)	246,167
Aircraft lease and associated costs[1]
- Internal	(76,447)	(74,408)	(3,194)	-	154,049	-
- External	(6,769)	(1,216)	(57,491)	-	-	(65,476)
Segment EBITDA[3]	7,706	31,857	168,790	(27,662)	-	180,691
Amortization	(4,113)	(5,946)	(44,363)	(1,048)	-	(55,470)
Restructuring costs	(975)	(1,597)	(7,445)	(6,133)	-	(16,150)
Gain (loss) on disposal of assets	295	407	(685)	(22)	-	(5)
Operating income (loss)	$2,913	$24,721	$116,297	$(34,865)	$-	109,066
Financing charges						(52,974)
Earnings from continuing operations before income taxes and undernoted items						56,092
Gain on sale of long-term investments						37,558
Equity earnings of associated companies and non-controlling interest						6,564
Income tax provision						(10,509)
Net earnings from continuing operations						89,705
Net earnings from discontinued operations (Note 2)						1,005
Net earnings						$90,710

	April 30, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated

Segment assets
Continuing operations	$271,321	$234,182	$1,460,177	$114,109	$2,079,789
Discontinued operations (Note 2)					22,430
					$2,102,219

	April 30, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated

Segment assets
Continuing operations	$167,268	$235,158	$1,095,048	$167,286	$1,664,760
Discontinued operations (Note 2)					21,322
					$1,686,082

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information (cont’d)

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income before amortization, restructuring costs (recovery) and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.	Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the US, the UK, and Canada and CHC Composites Inc.
7.	Corporate and Other - includes corporate office and other corporate costs in various jurisdictions.

4.	Receivables

The Company’s current Receivables balance was comprised of the following:

	As at
	April 30, 2007	April 30, 2006

Trade receivables	$232,240	$192,639
Due from BHS[1]	-	9,641
Other receivables	45,527	43,937
	$277,767	$246,217

[1]
During the second quarter of fiscal 2007, the Company reclassified its receivables from BHS to long-term assets.  These receivables are now eliminated upon consolidation effective March 8, 2007, the acquisition date of BHS.

5.	Employee pension plans

The Company’s net defined benefit pension plan expense was as follows:

	Three Months Ended		Year Ended
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
Current service cost	$6,351	$4,959	$21,455	$19,328
Interest cost	7,927	6,961	30,804	28,702
Expected return on plan assets	(9,276)	(7,041)	(36,292)	(27,639)
Amortization of net actuarial and experience losses	1,820	2,319	6,999	10,114
Amortization of prior service costs	36	(15)	751	(1)
Amortization of transition amounts	15	12	60	48
Participant contributions	(924)	(552)	(2,884)	(2,638)
Total	$5,949	$6,643	$20,893	$27,914

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

6.	Restructuring costs

During the three months and year ended April 30, 2007, the Company reversed $0.3 million and $2.3 million, respectively, of previously expensed restructuring costs as the liability was determined no longer necessary.  During the three months and year ended April 30, 2006, the Company expensed restructuring costs of $3.6 million and $16.2 million, respectively, in connection with restructuring activities.  Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three months and year ended April 30, 2007:

	Three Months Ended April 30, 2007	Year Ended April 30, 2007
Restructuring costs accrued, beginning of period	$1,571	$5,876
Recovered during the period	(291)	(2,341)
Restructuring costs paid during the period	(749)	(3,004)
Restructuring costs accrued, end of period	$531	$531

7.	Acquisitions

a)	BHH - Brazilian Helicopters Holdings S.A.

On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS.  100% of the voting common shares were acquired through a jointly owned subsidiary BHH - Brazilian Helicopters Holdings S.A. (“BHH”).  BHS is one of the largest helicopter operators in the Brazilian offshore sector. This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition.  The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Acquisitions (cont’d)

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets[1]	17,564
Goodwill[2]	55,794
Property and equipment	1,619
Current liabilities	(4,155)
Indebtedness to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(41,177)
$855
Purchase price
Consideration	$-
Acquisition costs	855
$855

[1]	The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years.
[2]
The acquisition resulted in goodwill of $55.8 million, of which $31.1 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One. The goodwill is not expected to be deductible for tax purposes.

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

b)	Heli-Dyne Systems Inc.

On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), a helicopter completion and maintenance centre based in Hurst, Texas.  Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.

This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date.  The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired.  This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill.  The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Related party transactions

a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence by the Company (most significantly Aero Contactors of Nigeria) as well as parties affiliated with the controlling shareholder.  These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.  Transactions with related parties for the periods ended April 30 are summarized as follows:

	Three Months Ended		Year Ended
	April 30, 2007	April 30, 2006	April 30, 2007	April 30, 2006
Revenues from related parties	$26,825	$24,345	$90,256	$70,738
Direct costs paid to related parties	-	8	432	446
Inventory additions	-	10,679	-	10,679
Capital asset additions	-	5,692	-	7,126

			As at
			April 30, 2007	April 30, 2006
Amounts receivable in respect of such
revenues, expenses and additions			$25,351	$21,878

b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million.  This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes.  The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share.  The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus.  The equivalent reduction in the carrying value of the loan was amortized to earnings over the term of the loan.  Interest expense of $0.1 million (2006 - $0.2 million) and $0.6 million (2006 - $0.6 million), including amortization of the above noted discount, was recorded on the loan for the three months and year ended April 30, 2007, respectively.

During the fourth quarter, the entire principal balance of the loan was converted to Class A subordinate voting shares.  As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date.  At the date of conversion, the loan had a carrying value of approximately $4.9 million, that was recorded as capital stock.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases.  If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases.  The leases have terms expiring between fiscal 2008 and 2015.  The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, rebateable advance rentals and deferred payments was approximately $86.4 million at April 30, 2007 compared to $60.8 million at April 30, 2006.  The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts.  Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer.  Under either scenario, the Company has recourse against the aircraft manufacturer.  Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees.  The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2007, was approximately $179.5 million (April 30, 2006 - $nil).  The Company does not anticipate incurring any liability or loss with respect to these guarantees.

10.	Tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.  The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments.  When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.  These adjustments could have a material impact on the Company’s results of operations.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended April 30, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Subsequent event

Subsequent to the fourth quarter ended April 30, 2007, the Company announced the completion of the sale of Survival-One, the Company’s Aberdeen based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment for gross proceeds of approximately $37 million.  A gain on sale of approximately $18 million will be recorded in the first quarter of fiscal 2008, subject to any post-closing adjustments.